U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               CELEXX CORPORATION

                 (Name of Small Business Issuer in its charter)

              NEVADA                                   65-0728991
     (State of incorporation)              (I.R.S. Employer Identification No.)

7251 WEST PALMETTO PARK ROAD, SUITE 208
       BOCA RATON, FLORIDA                               33433
(Address of principal executive offices)              (Zip Code)

                           ISSUER'S TELEPHONE NUMBER
                                 (561) 395-1920

Securities to be registered pursuant to 12(b) of the Act:

None

Securities to be registered pursuant to 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE

                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         OVERVIEW

         Celexx Corporation ("Celexx" or the "Company") was organized under the laws of the State of Nevada on February 19, 1997, under the name, "Spectrum Ventures, Inc." In February 1999, the Company merged with Cobra Technologies International, Inc., a Delaware corporation with the Company surviving. The name of the surviving corporation was changed to Cobra Technologies, Inc. and in August 1999 and November 1999 was further changed to CobraTec, Inc. and Celexx Corporation, respectively.

         On February 18, 1999, the shareholders of Spectrum Ventures, Inc. voted to acquire all of the outstanding common stock of Cobra Technologies International, Inc., a newly-formed Delaware corporation ("Cobra International"), pursuant to an Agreement and Plan of Reorganization in exchange for 4,500,000 of the Company's stock.

         Effective May 25, 1999, the Company acquired all of the outstanding common stock of Pinneast.com, Inc. a South Carolina corporation ("Pinneast"), pursuant to an Agreement and Plan of Reorganization for a value of $900,000. Payment consisted of 500,000 shares of Celexx common stock and $100,000 in cash. Payment of the cash portion was deferred for one year. Steven Lounsberry and Mitchell N. Smith, President and Vice President of Pinneast, respectively, also owning 100% of the outstanding capital stock, received 275,000 and 225,000 common shares, respectively.

         Celexx Corporation has a short operating history, and since the inception has generated losses from operations on a consolidated basis amounting to $1,694,032. At present, the only material business that has been successfully combined with the Company is Pinneast.com, Inc. Pinneast has had net losses of $91,000 and $131,000 for 1997 and 1998, respectively. At present, Celexx lacks revenues and the Company has not achieved its business plan. While the Company intends to acquire existing businesses in accordance with its business plan, there can be no assurances that the Company will be successful in its acquisition plans or in securing financing to acquire such operating companies. To date, the Company has not earned a profit and can give no assurances if and when it will turn a profit. Similarly, because of its limited operating history and accumulated losses, the Company's ability to attract desirable businesses for acquisition will be severely limited. Moreover, there can be no assurance that such acquisition candidates, if found, could be acquired under terms acceptable to the Company. Consequently, failure to complete planned acquisitions will severely limit the Company's ability to grow.

         Our Common Stock trades on the Over-The-Counter Bulletin Board under the symbol "CLXX". The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions including listing on the NASDAQ SmallCap Market. The shares of our common stock may be deemed to be penny stocks and thus will become subject to rules that impose additional sales practice requirements on brokers/dealers who sell such securities to persons other than established customers and accredited investors. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the common stock and may affect the ability of purchasers to sell the common stock in a secondary market.

GENERAL

         Celexx Corporation is positioning itself as an acquirer and consolidator of Information Technology (IT)businesses. In general, these businesses provide services such as engineering design and layout for the installation of network systems, Web site development, computer hardware and software integration, and training and ongoing technical support to client companies. In certain situations, however, computer hardware and software may be sold as part of the overall service solution.

         Celexx completed its first acquisition in May of 1999 of Pinneast.com, a six-year-old Columbia, South Carolina based company. Since then, Pinneast's revenues and contracts for future business have increased substantially. For the fiscal year ended December 31, 1999, Pinneast expects to report an operating profit of $300,000 (compared to a loss from operations of $131,000 in 1998) on revenues of $1.2 million, (up from $840,000 in 1998). We are projecting revenues of approximately $3 million for the year 2000. The basis for these projections is the current backlog of services for which Pinneast holds signed contracts. Meanwhile, Pinneast is steadily making inroads into the corporate training market. In December 1999, for example, Pinneast signed an open-ended contract to host Dow Chemical's worldwide computer based training programs. At the same time, it began negotiations with a leading US publishing company to jointly produce books in text and video. If the pilot programs currently being conducted are successful, Pinneast will convert books and educational programs into CDs and Internet deliverable format for the publisher.

         The acquisition of a second company, Computer Marketplace, Inc. (CMI) is scheduled to be completed on or about March 15, 2000. Negotiating the acquisition of any business is inherently complex, involving matters of law, taxation, finance and control, among others issues. While we expect to successfully complete the acquisition of CMI, we cannot provide assurances that the merger will be consummated. In addition, Celexx is highly dependent upon outside financing (from banks, financial institutions, venture capitalists, or private investors) for capital to complete the acquisition of CMI and other businesses. Celexx has received letters of interest from financial institutions and believes that the consummation of the merger with CMI is likely. Nevertheless, for all the foregoing reasons and the Company's limited operating history, which, despite increasing revenues at Pinneast.com, has resulted in operating losses to date, Celexx can provide no assurance that such financing will become available under terms and conditions acceptable to Celexx. Consequently, if Celexx is unsuccessful in completing the acquisition of CMI, its prospects for growth will be greatly diminished.

         Celexx operates within the broad market of Information Technology (IT), which has grown in tandem with the worldwide proliferation of computerization over the last two decades and has expanded the rate of growth with the commercialization of the Internet and corporate Intranets over the last five years. Several sources, including International Data Corporation (IDC), concur that the number of online users will grow from about 150 million worldwide now to about 500 million by 2003. This projected growth is expected, in turn, to fuel the demand for new computer products and services and create new market opportunities in this field. IDC is a leading provider of information technology data, industry analysis and strategic and tactical guidance to builders, providers and users of information technology. IDC is based in Framingham, Massachusetts and maintains offices in more than 40 countries around the world.

         If we are successful in acquiring CMI, and there can be no assurance that we will, in addition to its core competencies in networking and telephony, Celexx will become involved in the delivery of systems that use voice over IP technology. Voice over IP is an emerging technology that allows customers voice transmission over the Internet at a fraction of the cost of current telephone technologies. At the present time, approximately 50% of CMI's revenues are derived from the general area of telephony, that is, the use of computers in telephonic communications. At this time, we are unable to forecast what impact, if any, the predicted growth in this market will have upon CMI or the Company as a whole.

         Finally, through its ownership of Pinneast, Celexx is operating within the general market of business-to-business e-commerce by building websites and e-commerce platforms for clients that facilitate the transfer of goods and services over the Internet. Electronic commerce (or e-commerce, as it is better known) is a relatively new area within general commerce. This area has proliferated with the growing use of the Internet and involves the transfer of goods, services, and funds from one point to another using the Internet. E-commerce is divided into business-to-business and business-to-consumer segments.

         According to IDC, business-to-business e-commerce is one of fastest growing sectors of e-commerce and is expected to exceed $179 billion by 2001. To capitalize on this growth, many businesses are expanding and upgrading their Internet and networking infrastructures. The industry is highly competitive and is characterized by numerous small companies, many offering proprietary products and services. Although there are a few significant players, such as IBM and Cisco, as yet, no clear leader has emerged. Currently, Pinneast holds a negligible market share in this field, and currently has neither the capital nor technical resources to capture meaningful market share. Nevertheless, revenues from this source are growing.

MANAGEMENT AND STRATEGY

         The core management of Celexx is composed of individuals experienced in finance, accounting, and Information Systems. Members of our management team have been employed by or have been consultants to startup companies and multinational corporations such as IBM, Mc Graw-Hill and Xerox for more than two decades, Our current president and our Chief Financial Officer have both been involved in the financial and business aspects of mergers and acquisitions, as well as with the investigation and business analysis of prospective acquisitions at Xerox and McGraw-Hill and for smaller entrepreneurial firms. The core strategy of the Celexx management team is to acquire complimentary businesses in the Information Technology industry that add value by increasing market share, revenues, or profits, or by reducing operating costs, or by enhancing the Company's ability to perform in the market place. We must caution, however, that the achievement of these targets is highly dependent upon current management as well as upon the Company's ability to attract new capital. There can be no assurance that the Company will be in a position to attract sufficient capital or that such capital will be available to the Company on favorable and desirable terms. If the Company is unsuccessful in its attempt to raise growth and working capital at rates that are acceptable to the Company, its prospects for growth could be greatly diminished.

         To date, Celexx has focused on service companies that provide customers with systems and network integration and computer and web based training. Companies in systems engineering, systems design, e-commerce platform development, and network consulting are the most desired potential acquisition candidates for Celexx. Through the planned acquisition of CMI (currently scheduled to occur on or about March 15, 2000), Celexx is also becoming involved in developing and delivering telecommunications systems such as telephone routers, networked e-mail systems, and remote telephone diagnostic systems. Telecommunications is an area that the company expects to become even more involved with over the next several years.

         One important criterion for acquisition is the potential synergy of the business to be acquired with those that already exist within the Celexx structure. CMI (which acquisition is planned for March, 2000) and Pinneast, for example, share a number of their larger clients. CMI provides hardware, systems, and services to several of these clients while Pinneast provides training to assure that users understand and take full advantage of the systems that CMI has provided. Celexx generally looks for companies that will add $5 million to $15 million, or more to revenue; companies that have been profitable on a pretax, pre-interest basis. Acquisition valuations are often based on an EBIT multiple of four (4) to six (6). In addition, the companies must have at least a three-year history with recently audited financial information and a strong management team. Celexx requires top management to stay with the company after the acquisition and ties a portion of the final purchase price to future performance. In any event, CeleXx reserves the right to negotiate the purchase price and terms of an acquisition, and may, from time to time, elect to acquire a business with a history of losses if, in the opinion of the management and the board of directors of the Company, such an acquisition might add value to the Company and/or holdings under the Celexx umbrella.

PINNEAST.COM, INC.

         Pinneast.com, Inc. was formed in January 1994 in order to capitalize on the growing demand for computer-based alternatives to instructor led training. The company provides its customers, mainly Fortune 500 companies, with customized interactive (i.e., can be controlled by the user) multimedia (i.e., combining text, graphics and motion) training design and development services. Toward this end, Pinneast evaluates the specific practices and procedures a client might be using, and then details a plan for developing training programs that address the client's specific requirements. For the most part, these training programs are designed to fill specific needs; for example, to help employees improve performance (productivity); to help employees gain awareness of certain issues, their causes, and cures (e.g., sexual harassment); to help employees avoid common accidents or to comply with certain governmental regulations such as OSHA; to teach new skills (e.g., how to operate a certain machine); or to teach general skills (e.g., computing). Pinneast also develops and produces marketing tools (e.g., promotional material, video demonstrations, etc.) for customers to distribute in the form of CD ROMS or via the Internet.

Today, Pinneast's clients include a broad base of industrial companies, banks, financial institutions, government agencies and educational institutions. Prominent among its clients are Dow Chemical, for which Pinneast produces and hosts (maintains the site for) world-wide Web-based training programs; The US Army, for which Pinneast develops a wide array of training programs related to the proper use and maintenance of weapons systems; Delta Airlines, for which Pinneast designs and produces safety training programs; and Nations Bank, for which Pinneast develops financial training programs. All of Pinneast's programs are high in multimedia (text, video, graphics and motion) content and delivered to the end user via CD ROMs, the Internet (World Wide Web), or private corporate intranets (Internet based links for a specific company or group).

         Pinneast generated about $200,000 in revenue during its first year, primarily from its first customer, Fleet Mortgage, and from a local grocery chain, Harris Teeter Grocers. During the company=s second year, it established a two-year, $800,000 contract with Hoechst Chemical to provide OSHA mandated training to its employees. Pinneast also continued to expand within the financial community by generating contracts with several banks and insurance companies.

         In 1996, Pinneast became a pioneer in web-based training as it delivered an Internet accessed medical support program, called Learners Toolkit for Open Time, for the Thomas Jefferson University Hospital. By 1998, the company had expanded its revenue base to more than $800,000 and established contracts with companies throughout a variety of industries and government organizations. In 1999, Pinneast is on track to report revenues of about $1.2 million. After two consecutive years of losses, the company expects to report a profit of more than $300,000 in 1999. Early financials indicate that the company's revenues for 1999 are approximately $1.2 million with a profit of about $300,000.

         While Pinneast has been particularly successful with companies in a few key industries such as finance, insurance, transportation and manufacturing, the scope of its services can be applied to most businesses and government organizations. Generally, however, its customers need to be large enough to have ongoing training and training support programs for their employees. Pinneast maintains a customer retention rate in excess of 80%.

         Company products fall into two categories: training and marketing. Training products include custom computer-based training (CBT) programs, custom web-based training (WBT) programs, instructional design, instructor-led training and consultation. The Company=s marketing products include: interactive marketing CD-ROMs, corporate web page development, e-commerce systems, site development, and consultation.

         In developing and producing training programs for its clients, the Company combines business performance consulting, instructional design, graphic design and animation, computer methodologies and media technologies to meet the specific performance improvement (productivity) needs of its clients. The solutions and training programs are delivered via CD-ROM or the Web. Furthermore, the Company markets and distributes its products and services through trade sources, customer referrals and direct marketing.

         The Company's instructional design philosophy and approach focus on helping clients improve employee performance through training. The interactive nature of the program permits the user (learner) to stop, start, or repeat any portion of the program he or she may desire, at any time. Pinneast's approach to interactive multimedia design addresses multiple learning styles in an attempt to more effectively reach the diverse audiences for which these programs are intended. Secondly, our interactive multimedia programs engage the learner with simulated performance-based routines, enhanced by corrective feedback that is directly applicable to the learner=s real world performance responsibilities.

         The instructional material is designed to engage or link the learner to interactive multimedia so that real world knowledge, skills and methodologies are practiced, developed and experienced B and, thus, become directly transferable to on-the-job performance. In addition to designing from the learner=s performance perspective and needs, Pinneast.com designs training programs within the context of the client's business objectives and priorities so that individual performance improvements are relevant: they impact overall business performance.

         For the year 1999, Pinneast.com employed 16 full-time employees and 10 part-time employees.

COMPUTER MARKETPLACE, INC.

         In June 1999, the Company reached a definitive agreement to acquire Computer Marketplace, Inc. (CMI) for $5 million. The purchase price is payable as follows: $1.25 million in cash at closing, a promissory note for $1.25 million at 6%, payable in equal installments at the first and second anniversaries, and 1,000,000 Common Shares of CeleXx stock. Currently, attorneys for CMI and CeleXx are working to complete the closing documents and required schedules (see Exhibit 2.1 ). Nevertheless, and in spite of the fact that CeleXx has reached agreement with a lender to provide the capital necessary to complete this merger transaction, due to the low market value of our stock and our limited operating history which has resulted in operating losses, the financing needed to fund this acquisition may not be available at all or may not be available on acceptable terms. Also, due to the inherent complexities in corporate finance transactions, there may be issues upon which the Company and CMI will not agree. As such, there is a risk that this transaction may not be completed under the current terms or not at all.

         CMI, located in Tewksbury, Massachusetts, is a sixteen-year-old network solution and systems design company, founded in 1983. CMI focuses on providing Fortune 1000 companies, government agencies and educational institutions with networking solutions, systems integration, and computer telephony integration. CMI has a broad and diversified client list ranging from major telecommunications companies to public school systems throughout North America. CMI's customers include: America On-Line, Lucent Technologies, AT&T, J.C. Penny, Bell Canada, The Prudential Insurance Companies, the Boston Public Schools, Sprint Corp., IBM Global Services, USA Group, USA Bank, and Hewlett Packard Co., among many others. CMI services these customers by designing, installing and implementing local area network (LAN) and wide area network (WAN) systems, by customizing software on clients' existing computer network allowing the client the transmission of telephone conversation via the internet for long distance calls and computer related maintenance functions. In 1998, CMI reported $16.7 million in revenues, with pretax earnings of approximately $922,000. For the fiscal year ending, February 2000, CMI is forecasting revenues in excess of $17 million and operating profits of $1.1 million.

         CMI started in 1983 as a retail operation and rapidly grew to five store locations. In 1990, management undertook a major restructuring in order to capitalize on the growing demand for software, systems and solutions rather than just hardware. The company also recognized the opportunity to utilize this new focus to expand its market nationwide and establish an international presence. Consequently, the company shifted its focus from individuals and small operations to a purely corporate focus. The company achieved this shift in focus by eliminating the retail side of the business. It did this by closing its retail stores and moving all its operations into a single location. In addition the company developed new marketing strategies focusing on system integration, services and Fortune 1000 companies.

         Within the last several years, CMI expanded its network solutions business and entered into the growing field of telecommunications. The company is divided into two basic divisions: Networking and Telephony.

         CMI provides its customers with complete, ready-to-run networks using Novell and Windows NT platforms. CMI assesses a customer's needs, determines the appropriate configuration, purchases the necessary software and hardware and then assembles and tests the components at the customer=s site. While certain large installations can run as high as $1 million or more, the average order for a network solution is about $200,000. CMI takes care of all aspects of the installation, from delivery and setup to completing the necessary licensing and warranty procedures. The company also provides its customers with systems operation training, vendor updates and upgrades, as well as a 24-hour Help Service.

         Over the last few years, CMI has also expanded its services to include a trademarked "Share-A-CNE" program, which provides customers with the benefits of an on-call Certified Network Engineer who can work closely with the customers= Information Services (IS) department but does not need to be employed on a fulltime basis. The Share-A-CNE program is a cost effective way for the small customer to receive the technical benefits that their larger counterparts receive.

         CMI is also engaged in helping its customers capitalize on the capabilities of the Internet. More specifically, the company is helping customers implement voice over IP (Internet Protocol) technology, which is a low cost alternative to standard telephone service. The company does this through the design and implementation of customized software on a client's existing computer network, or a newly implemented network, allowing the client the transmission of telephone conversation via the Internet for long distance calls. Network contracts represent approximately 50% of the company=s revenues.

         CMI provides its customers with systems and solutions for their telecommunications needs. The telephony division was formed about three years ago to help some of its major telecommunications systems providers, such as AT&T, Cisco, Lucent, Qwest and Sprint, in assisting their clients to more effectively manage their call routing systems. The company brings in the relevant equipment, prepares all the networking functions in terms of software and hardware, installs the necessary telephony software, conducts in-depth testing of the systems, and finally ships a ready to use system to the end-user site. End customers include airlines, banks, insurance companies, investment firms and customer oriented organizations across the US and Canada. Orders average about $400,000 and are usually fulfilled within 4 weeks. Occasionally, orders are received from Europe and the typical user is a Fortune 500 company. For calendar 1999, CMI expects revenues of $17 million and a pretax profit of more than $1.5 million.

         The acquisition of CMI falls well within our criteria for acquisition and the consummation of this acquisition is probable. The financing required to pay the $1.25 million cash required at closing has been arranged and an agreement in principle signed with the lender. The date for closing on CMI is March 15, 2000.

         IF, FOR ANY REASON, WE ARE UNSUCCESSFUL IN ACQUIRING CMI, WE WILL MAKE EVERY REASONABLE EFFORT TO REPLACE CMI WITH A SUITABLE ACQUISITION CANDIDATE IN THE SAME FIELD; HOWEVER, THERE CAN BE NO ASSURANCES THAT WE WILL BE SUCCESSFUL IN FINDING SUCH AN ACQUISITION OR THAT WE WILL BE ABLE TO NEGOTIATE SUITABLE TERMS AND OBTAIN THE FINANCING NECESSARY TO COMPLETE THE ACQUISITION. IN ADDITION, THE LOSS OF CMI WILL HAVE A MATERIAL IMPACT UPON OUR REVENUE AND PROFIT PROJECTIONS FOR THE YEAR 2000, AS CMI CURRENTLY HAS SUBSTANTIALLY GREATER REVENUES AND PROFITS THAN THE COMPANY AS A WHOLE.

ITEM 2.  DESCRIPTION OF PROPERTY

         The Company currently leases approximately 3,000 square feet of office space located at 7251 West Palmetto Park Road, Boca Raton, Florida as its corporate headquarters. Early in the year 2000, the Company plans to relocate from its current Boca Raton location to its new corporate headquarters, consisting of approximately 5,000 square feet, in Coral Springs, Florida. The terms and conditions of our lease include our move to the new location. Presently, the monthly rent is $5,300 and the lease terminates in 2004.

ITEM 3.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

         The following table sets forth the names, ages and positions with CeleXx and ages of our executive officers and directors. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. Douglas H. Forde and Lionel Forde have entered into three year employment agreements with Celexx.

      NAME                     AGE    POSITIONS HELD

Douglas H. Forde                57    Chairman, President and CEO
Lionel Forde                    55    Director, Vice President, and CFO
Vincent Caminiti                47    Director
Moty Hermon                     56    Director
William Lerner                  62    Director
Vito Gambelunghe                47    Director
John Straatsma                  45    Secretary

DOUGLAS  H.  FORDE.  Mr.  Forde has been  Chairman  of the  Board of  Directors,
President and Chief Executive Officer since August 1999. From June 1998 until August 1999, he was Director of Mergers and Acquisitions for the Company. From November 1996 until June 1998, Mr. Forde was Vice President, Strategic Planning for Computer Access International, Inc. Prior to November 1996, Mr. Forde had been a business consultant to numerous companies, ranging from the Fortune 500 to smaller entrepreneurial businesses. He is a graduate of the University of the Virgin Islands, the University of Illinois, and the Bernard M. Baruch College of the City University of New York and holds degrees in accounting, finance, and taxation.

LIONEL FORDE. Mr. Forde has been Vice President & Chief Financial Officer and a Member of the Board of Directors of the Company since February 1999. From November 1997 until February 1999 he was President of the international group at Computer Access International, Inc., responsible for developing markets in the Caribbean and Latin America. Prior to that, Mr. Forde was a senior manager in the Color Paper Products Division at Eastman Kodak Company. He holds an MBA (Honors) degree from Long Island University and a BS degree in Business Administration from Eastern Illinois University.

VINCENT A. CAMINITI. Mr. Caminiti has been a member of the Board of Directors of the Company since January of 1999. . Since June of 1998 Mr. Caminiti has devoted full time to the business development of CeleXx Corporation. Beginning in 1994 through 1998 Mr.. Caminiti was Managing Director of Rendon International, LTD. The company, with offices in Denver, Los Angeles, Hong Kong & London, was active in business consulting for clients in the Communications and Information Technology fields. The business included identifying strategic business alliances and developing new market strategies for clients, such as CBS Television to distribute programming in the Asian markets.

MOTY HERMON. Mr. Hermon has been a Member of Board of Directors since February 1999. Mr. Hermon has been an international investment banker and business consultant for the past five years. From December 1979 to December 1986, he served as General Manager of Elron, Inc., a New York Stock Exchange listed company. Elron is the largest group of high tech companies in Israel with revenues of approximately $1.5 billion. From December 1992 to November 1994, Mr. Hermon was the exclusive representative and partner of Prudential Securities in Israel. He was also the exclusive representative and partner of TA Associates from January 1986 to July 1988. TA Associates is a Boston based venture capital firm with over $1.5 billion under management. Mr. Hermon holds a BA in Economics and Political Science from Tel-Aviv University.

WILLIAM LERNER. Mr. Lerner has been a member of the Board of Directors since February 1999. Since 1994, Mr. Lerner has been in the private practice of corporate and securities law with offices in Pennsylvania and Florida. Mr. Lerner is also Counsel to the law firms of Sweeney & Associates (Pittsburgh) and Snow Becker Krauss, PC (New York). He is a director of Seitel, Inc. (a NYSE listed oil and gas producing company), Helm Resources, Inc. (an Amex listed company that provides mezzanine financing to middle market companies), and Micros-to-Mainframes, Inc. (a NASDAQ listed company and producer of high-technology communications and computer services to Fortune 500 companies). Mr. Lerner is a graduate of Cornell University (1955) and of the New York
University School of Law (1960). He is a member of the bars of New York and Pennsylvania. He has served with the U.S. Securities and Exchange Commission, the American Stock Exchange and as General Counsel to Hornblower, Weeks, Hemphill & Noyes, a New York Stock Exchange brokerage/investment firm.

VITO A. GAMBELUNGHE. Mr. Gambelunghe has been a member of the Board of Directors since January 1999. From January 1999 until August 1999, Mr. Gambelunghe was President and Chief Executive Officer of the Company. Prior to January 1999, Mr. Gambelunghe had been President of Worldwide Trading Enterprises, Inc., a private enterprise engaged in the procurement, sale and global distribution of computer equipment, software, and solutions. Mr.

Gambelunghe is a graduate of Brooklyn College.

JOHN W. STRAATSMA. Mr. Straatsma has served as secretary since October of 1999. Since August of 1998, he has acted as a consultant to CeleXx for business development and operations. In September 1995, Mr. Straatsma founded, and since has acted as president of Consultants Ltd., a company that performs consulting work for companies active in the IT industry. For January 1983 until August 1995, Mr. Straatsma was president of Trinidad Computers Ltd., a company he helped to found. His educational background includes a Bachelor of Commerce degree from the University of Guelph, in Guelph, Ontario, Canada, and a Master of Science degree in Management from Florida International University, Miami, Florida.

ITEM 4.  EXECUTIVE COMPENSATION

         The following table sets forth information relating to the compensation paid by CeleXx during the past fiscal year (CeleXx had no operations prior to January 1, 1999) to its Chief Executive Officer and President. No options were granted to, and no options were exercised by any of our executive officers or directors during 1998.

                           SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation              Long-Term Compensation
                             -----------------------------------  ----------------------------------
                                                                             Awards
                                                                  ---------------------------
                                                                                  Securities
                                                          Other                     Under-
                                                          Annual    Restricted      Lying               All Other
    Name and Principal                                   Compen-       Stock       Options/     LTIP     Compen-
         Position            Year    Salary    Bonus      sation     Award(s)        SARs      Payouts    sation
                                                           ($)          ($)          (#)         ($)       ($)
           (a)               (b)      (c)       (d)        (e)          (f)          (g)         (h)       (i)
--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------
  Doug Forde, Chairman,      1998   $ 60,000    -0-        -0-          -0-          -0-         -0-       -0-
    President and CEO
--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------


STOCK OPTIONS

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

-------------------------------------------------------------------------------------------------------------------
Individual Grants                                                              Potential Realizable   Alternative
                                                                                     Value At              To
                                                                             Assumed Annual Rates Of  (f) and (g):
                                                                                      Stock            Grant Date
                                                                              Price Appreciation For     Value
                                                                                      Option
                                                                                       Term
-------------------------------------------------------------------------------------------------------------------
       Doug Forde             -0-           -0-          N/A         N/A         N/A         N/A          N/A
-------------------------------------------------------------------------------------------------------------------

OPTION EXERCISES AND HOLDINGS

       The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1998, of each person named in the summary compensation table and the unexercised options held as of the end of the 1998 fiscal year.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END

                                OPTION/SAR VALUES

--------------------------------------------------------------------------------------------------------------------
                                                                             Number of              Value Of
                                                                            Securities            Unexercised
                                                                            Underlying            In-The-Money
                                                                            Unexercised           Options/SARs
                                                                           Options/SARs         At Fiscal Year-
                                         Shares                         At Fiscal Year-End            End
                                      Acquired On          Value           Exercisable/           Exercisable/
                                        Exercise         Realized          Unexercisable         Unexercisable
               Name
--------------------------------------------------------------------------------------------------------------------
Doug Forde                                N/A               N/A                 N/A                   N/A
--------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

DOUGLAS H. FORDE, CHAIRMAN OF THE BOARD AND PRESIDENT

         Under the terms of an employment agreement between the Company and Mr. Forde, in consideration for his services to the Company, Mr. Forde will receive an annual base salary of $150,000 as of January 1, 2000. Mr. Forde is also eligible to participate in the Company's Incentive Stock Option Plan.

LIONEL FORDE, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

         Under the terms of an employment agreement between the Company and Mr. Forde, in consideration for his services to the Company, Mr. Forde will receive an annual base salary of $120,000 as of January 1, 2000. Mr. Forde is also eligible to participate in the Company's Incentive Stock Option Plan.

         All Executive Officers of the Company are extended Employment Contracts with a term of three (3) years, renewable annually thereafter.

1999 STOCK OPTION PLAN

         On March 1, 1999 we adopted and implemented a Stock Option Plan (the "Plan"). The Plan increases the employees', advisors', consultants' and non-employee directors' proprietary interest in us and aligns more closely their interests with the interests of our shareholders. The Plan also maintains our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

         Under the Plan, we reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan ("Plan Options"). Our Board of Directors or a Committee of the Board of Directors (the "Committee") will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Nonqualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of common stock owned by the eligible person and receive a new Plan Option to purchase shares of common stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant.

         The exercise price of Nonqualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

         Our  officers,   directors,  key  employees  and  consultants  and  our
subsidiaries (if applicable in the future) will be eligible to receive Nonqualified Options under the Plan. Only our officers, directors and employees who are employed by us or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee of but is a member of our Board of Directors and his service as a Director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan has been suspended or terminated by the Board of Directors, the Plan shall terminate in approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

ITEM 5.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information regarding the Company's shares ("Shares") of Common Stock, par value $.001, beneficially owned as of November 30, 1999, for:

- each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock,
-                   each of the Company's executive officers and directors, and
-                   all executive officers and directors as a group.

         In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. As of November 30, 1999, there were 10,557,058 shares of Common Stock outstanding.


                                                                Approximate
                                    No. of                     Percentage of
NAME(1)                             SHARES                   Outstanding Shares
                               BENEFICIALLY OWNED

Douglas H. Forde                     775,000                       7.3%
Lionel Forde(2)                      650,000                       6.2
Vincent Caminiti                     250,000                       2.4
Moty Hermon                          500,000                       4.7
Vito Gambelunghe                     500,000                       5.4
William Lerner                             -                       -
Michelle J. Michalow(3)            2,483,333                      23.5
John W. Straatsma                    250,000                       2.4
All Executive Officers and
  Directors as a group (6 persons) 2,925,000                      27.7
----------

(1) Unless otherwise indicated, the address of each of the persons set forth above is 7251 West Palmetto Park Road, Boca Raton, FL 33433.

(2)       Lionel Forde is the brother of Douglas H. Forde.


(3) Ms. Michalow is a former officer of CeleXx. Includes 1,733,333 shares owned by Edinburgh Consulting, which is wholly-owned by Ms. Michalow.

ITEM 6.           INTEREST OF MANAGEMENT AND CERTAIN TRANSACTIONS

         In November 1998, we entered into an agreement with Girmon Investment Co., Limited, a company which is 33% owned by Moty Hermon, a member of our board of directors. The agreement is for corporate finance advisory services for an initial period of 36 months. As consideration for business, advisory and other consulting services performed on our behalf, Girmon Investment received 500,000 shares of our Common Stock. Each share was valued at $.25for an aggregate value of $125,000.

         Since February 1998, Edinburgh Consulting, an entity that is wholly-owned by Michelle J. Michalow, a former officer of CeleXx, has loaned us $664,761. In December 1998, Edinburgh contributed to capital $216,121. In February 1999, pursuant to the terms of a consulting agreement between Edinburgh and CeleXx, Edinburgh converted $133,333 of the outstanding debt into 1,333,333 shares of our common stock at $.10 per share. Additionally, in March 1999 Edinburgh converted the remaining $315,307 into 400,000 shares of our common stock at $.78 per share.

ITEM 7.  DESCRIPTION OF SECURITIES

         We are authorized to issue 20,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001. As of November 30, 1999, there were 10,557,058 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

COMMON STOCK

         Each share of common stock entitles the holders thereof, to one vote. Holders of common stock do not have cumulative voting rights. This means that the holders of more than 50% of shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any Directors. Our bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a shareholders= meeting. The common stock has no preemptive, subscription or conversion rights, and is not redeemable by us. Dividends are not anticipated to be declared by the Board of Directors. Upon our liquidation, dissolution or winding up, after payment to creditors and holders of any outstanding shares of preferred stock, our assets will be divided pro rata on a per share basis among the holders of the common stock.

PREFERRED STOCK

         We are authorized to issue 1,000,000 shares of preferred stock, $.001 par value per share, of which no shares are outstanding as of the date hereof. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent the takeover of CeleXx.

SHARES ELIGIBLE FOR FUTURE SALES

         As of November 30, 1999, we had outstanding, an aggregate of 10,557,058 shares of common stock. Of the total outstanding shares of common stock, 1,632,203 shares of common stock are freely tradable without restriction or further registration under the Act. The remaining 8,924,855 shares of common stock will be eligible for resale after March 1, 2000 under Rule 144.

         Under Rule 144, a person (or persons whose shares of common stock are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

                  (i) 1% of the number of the then outstanding shares of the common stock, or (ii) the average weekly trading volume of the common stock in the public market during the four calendar weeks preceding such sale.

         Sales  under  Rule 144 are  also  subject  to  certain  manner  of sale provisions notice requirements and the availability of current public information about CeleXx. Any person (or persons), whose shares are aggregated and who is not deemed to have been an affiliate of CeleXx at any time during the three months preceding a sale and who has beneficially owned shares for at least two years (including any period of ownership of preceding nonaffiliated holders), would be entitled to sell such shares under Rule 144 (k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

CERTAIN NEVADA LEGISLATION

         Nevada law and our Articles and Bylaws authorize us to indemnify our directors, officers, employees and agents. We have insurance in place to satisfy said requirements. In addition, our Articles and Nevada law presently limit the personal liability of corporate directors for monetary damages, except where the directors

                  (i)      breach their fiduciary duties; and

                  (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distribution or certain other reckless, wanton or willful acts or misconduct.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON CELEXX CORPORATION'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         As of November 30, 1999, there were approximately 184 shareholders of record of our Common Stock. Since November 4, 1999 our Common Stock has traded on the Over-The-Counter Bulletin Board under the symbol "CLXX", and commenced its trading on October 16, 1998. Prior to November 4, 1999 our common stock traded under the symbol "CBRA". The following table sets forth, for the period since October 1998, the high and low bid quotations for our Common Stock for the periods indicated as reported by the OTC Bulletin Board. The quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions or necessarily represent actual transactions.

PERIOD                                                  HIGH             LOW

October 16, 1998 - December 31, 1998                   $.625            $.06
January 1, 1999 - March 31, 1999                       $6.00            $.875
April 1, 1999 - June 30, 1999                          $1.53            $.875
July 1, 1999 - September 30, 1999                      $1.15            $.63

         The transfer agent for the Company=s Common Stock is American Registrar & Transfer Company, 342 East 900 South Street, Salt Lake City, Utah 84111.

         We have never paid cash dividends on our Common Stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

         There are no legal proceedings filed, or to our knowledge, threatened against Celexx that we believe would have, individually or in the aggregate, a material adverse effect upon our financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         All Shares below reflect the number of shares issued after giving effect to a 1 for 24 reverse split in Spectrum Ventures, Inc. shares, which was approved by shareholders of Spectrum Ventures, Inc. on February 18, 1999.

         Prior to the Merger of CobraTec, Inc. and Spectrum Ventures, Inc. (ASpectrum@), on February 18, 1999, Spectrum raised $11,000 from sales made pursuant to a Regulation D - Rule 504 Offering Memorandum dated February 27, 1997. There were 101 purchasers, including friends, relatives or acquaintances of Spectrum=s Officers, Directors and Affiliates. The aggregate number of shares of common stock issued was 45,833. Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation, was listed on the OTC Bulletin Board (symbol SCMV).

         While pursuing its business plan, Spectrum conducted a Regulation D - Rule 504 Offering pursuant to an Offering Memorandum dated February 27, 1998, whereby it raised an additional $84,900 from 24 shareholders for an aggregate number of 3,538 shares of Spectrum common stock.

         In September 1998, three key employees were issued an aggregate of 1,397 shares of our common stock in reliance upon an exemption provided by
Section 4(2) of the Securities Act of 1933 and are restricted securities.

         In December 1998, 10,458 shares, in aggregate, of Spectrum=s common stock were issued to D. F. Mintmire - (Spectrum=s Attorney), Neil Rand - (Spectrum=s Consultant), and William Custer - (Vendor for Application Software Development, Inc.) in exchange for services and release of personal debt of certain officers and directors of Spectrum.

         In June 1997, 28,333 shares of Spectrum's common stock were issued to Larry K. Danley and Jacqueline C. Danley, E.H. Frankland Trust, Arthur Hansuld, Peter S. Harlee, Jr., John Roy Gough and Virginia L. Gough, Bill Sheffield and Angela D. Sheffield, Howard Crosby and Marc Donovan, all shareholders of Commercial Computer Systems, Inc. in connection with Spectrum's acquiring exclusive marketing rights to 5 proprietary software products from Commercial Computer Systems, Inc. ("CCS"), a Florida corporation, an asset purchase for which Spectrum relied upon Regulation D - Rule 504 as an exemption from Registration.

         On  February  18,  1999,  we  merged  with  Spectrum   Ventures,   Inc.
("Spectrum"), a Nevada corporation. Pursuant to the Merger, Spectrum shareholders received 713,475 shares of Celexx, Inc.'s common stock. As a consideration to cancel a letter of intent for Spectrum to acquire Commercial Computer Systems, Inc., we issued an additional 200,000 shares of our common stock to Commercial Computer Systems, Inc. Accordingly, the issuance of these securities was exempt from the registration requirements of the act pursuant to
Section 4(2) of the Act. Also on February 18, 1999 the founders of Celexx, pursuant to a share exchange agreement with Spectrum, received 4,500,000 common shares as a condition of the merger.

         As a condition of the retirement of related party debt in the amount of $448,640 with Edinburgh Consulting, Inc., a consulting firm owned by Michelle Michalow, a former officer of Celexx, 1,733,333 shares were issued. Pursuant to a Consulting Agreement between Celexx and Edinburgh, $133,333 was converted at $.10 per share. The remaining $315,307was converted at $.78 per share. The issuance of the securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

         In November 1998, we entered into an agreement with Girmon Investment Co., Limited ("Girmon"), a company which is 33% owned by Moty Herman, a member of our board of directors for corporate finance advisory services for an initial period of 36 months. As consideration for business, advisory and other consulting services performed on behalf of the Company, Girmon received 500,000 shares of our common stock valued at $125,000 or $.25 per share.

         In February  1999, we issued  300,000  shares of common stock to Crabbe
Capital for $30,000, for financial advice, consulting services and market strategies provided by Crabbe. The issuance of the securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

         In March 1999, Celexx conducted an offering of common stock at $1.00 per share pursuant to Rule 504 of Regulation D under the Act. Management sold an aggregate of 860,250 shares of common stock for an aggregate of $860,250. Accordingly, the issuance of these securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

         In May 1999, we signed a merger agreement and took effective control of West Columbia, SC-based Pinneast.com for a combination of cash and stock. In exchange for all of the outstanding stock of Pinneast, an aggregate of 500,000 shares of our common stock were issued to the Pinneast.com shareholders and a cash payment of $100,000 (deferred for one year). The shares of common stock were valued at $1.50 per share. Accordingly, the issuance of these securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of a Nevada corporation. Our Certificate of Incorporation and the Bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

                       FINANCIAL STATEMENTS AND EXHIBITS

                          INDEX TO FINANCIAL STATEMENTS

CELEXX CORPORATION

Independent Auditors' Report.................................................F-2

Consolidated Balance Sheet...................................................F-3

Consolidated Statement of Operations.........................................F-4

Consolidated Statement of Stockholders' Equity (Deficit).....................F-5

Consolidated Statement of Cash Flows.........................................F-6

Notes to Consolidated Financial Statements..............................F-7-F-12

PINNACLE EAST, INC

Independent Auditors' Report................................................F-13

Balance Sheets..............................................................F-14

Statements of Operations....................................................F-15

Statements of Cash Flows....................................................F-16

Notes to Financial Statements..........................................F-17-F-18

COMPUTER MARKETPLACE, INC

Independent Auditors' Report................................................F-19

Balance Sheets..............................................................F-20

Statements of Operations....................................................F-21

Statements of Cash Flows....................................................F-22

Notes to Financial Statements..........................................F-23-F-26

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Description of Proforma Financial Statements................................F-27

Unaudited Proforma Consolidated Balance Sheet...............................F-28

Unaudited Proforma Condensed Consolidated Statement of Operations
(Nine months ended September 30, 1999)......................................F-29

Unaudited Proforma Condensed Consolidated Statement of Operations
(Year ended December 31, 1998)..............................................F-30

Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements... F-31

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CeleXx, Corporation
Boca Raton, Florida

         We have audited the accompanying balance sheet of CeleXx Corporation, as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period July 10, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CeleXx Corporation, as of December 31, 1998, and the results of its operations and its cash flows for the period July 10, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

                                      /s/Feldman Sherb Horowitz & Co., P.C.
                                         Feldman Sherb Horowitz & Co., P.C.
                                         Certified Public Accountants

New York, New York
July 21, 1999

                       CELEXX CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                  September 30,  December 31,
                                                                                      1999          1998
                                                                                  (unaudited)
                                     ASSETS                                     --------------  ------------

CURRENT ASSETS:
      Cash .....................................................................$       20,221 $         --
      Accounts receivable ......................................................       257,675           --
      Loan receivable - related party ..........................................       112,122           --
TOTAL CURRENT ASSETS ...........................................................       390,018           --
                                                                                --------------  ------------
FURNITURE AND EQUIPMENT, net ...................................................        58,579           --

GOODWILL, net ..................................................................        97,500           --

OTHER INTANGIBLES, net .........................................................       808,321           --

DEPOSITS AND OTHER ASSETS ......................................................       131,753           --
                                                                                --------------  ------------
                                                                                $    1,486,171 $         --
                                                                                ==============  ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

      Accounts payable and accrued expenses ....................................$      219,364  $   159,629
      Note payable shareholders ................................................       100,000           --
      Line of credit ...........................................................       264,707           --
                                                                                --------------  ------------
      TOTAL CURRENT LIABILITIES ................................................       584,071      159,629
                                                                                --------------  ------------
DUE TO RELATED PARTY ...........................................................        56,000      100,000
                                                                                --------------  ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
      Preferred stock, $001 par value, 1,000,000 share authorized;
          none issued
      Common stock, $.001 par value, 20,000,000 shares authorized;
          9,307,058 and 5,413,475 shares issued and outstanding ................         9,306        5,413
      Additional paid-in capital ...............................................     2,530,826       51,079
      Accumulated Deficit ......................................................    (1,694,032)    (316,121)
                                                                                --------------  ------------
             TOTAL STOCKHOLDERS' EQUITY (DEFICIT) ..............................       846,100     (259,629)
                                                                                --------------  ------------
                                                                                $    1,486,171  $        --
                                                                                ==============  ============






                 See notes to consolidated financial statements.

                       CELEXX CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                           Nine Months    July 10, 1998       July 10, 1998
                                                              Ended      (Inception) to      (Inception) to
                                                       September 30, 1999 September 30, 1998 December 31, 1998
                                                           (Unaudited)      (Unaudited)
                                                         -----------        -----------        ------------
REVENUE ...............................................  $   605,516       $        --        $          --

COST OF SALES .........................................      251,271                --                   --
                                                         -----------        -----------        ------------
GROSS PROFIT ..........................................      354,245                --                   --

OPERATING EXPENSES ....................................    1,717,586           147,062              316,121
                                                         -----------        -----------        ------------
LOSS FROM OPERATIONS ..................................   (1,363,341)         (147,062)            (316,121)

INTEREST EXPENSE ......................................       14,570                --                  --
                                                         -----------        -----------        ------------
NET LOSS ..............................................  $(1,377,911)      $  (147,062)       $    (316,121)
                                                         ===========        ===========        ============
NET LOSS PER COMMON SHARE - basic and assuming dilution  $     (0.17)      $     (0.03)       $       (0.06)
                                                         ===========        ===========        ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING ............    7,841,817         5,413,475            5,413,475
                                                         ===========        ===========        ============








                 See notes to consolidated financial statements.

                       CELEXX CORPORATION AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                   Common Stock
                                           -------------------------   Additional                      Total
                                             Number of                   Paid-in     Accumulated    Stockholders'
                                              Shares        Amount       Capital        Deficit    Equity (Deficit)
                                           -----------    ----------   -----------   ------------   ------------
Balance, July 10, 1998 (Inception) .....          --     $      --            --      $      --     $       --

Issuance and sale of stock .............     4,500,000         4,500        (4,500)          --             --

Shares issued in conjucntion with merger       200,000           200          (200)          --

Issuance of common stock for exchange ..       713,475           713      (160,342)          --         (159,629)

Capital contribution ...................          --            --         216,121           --          216,121

Net loss ...............................          --            --            --         (316,121)      (316,121)
                                           -----------    ----------   -----------   ------------   ------------
Balance, December 31, 1998 .............     5,413,475         5,413        51,079       (316,121)      (259,629)

Period ended September 30, 1999
    (unaudited)

Acquisition of subsidiary ..............       500,000           500       749,250           --          749,750

Retirement of related party debt .......     1,733,333         1,733       446,907           --          448,640

Shares issued for consulting services ..       500,000           500       124,500           --          125,000

Sale of common stock ...................       860,250           860       859,390           --          860,250

Issuance of stock for cash and services        300,000           300       299,700           --          300,000

Net loss ...............................          --            --            --       (1,377,911)    (1,377,911)
                                           -----------    ----------   -----------   ------------   ------------
Balance, September 30, 1999 (unaudited)      9,307,058   $     9,306   $ 2,530,826 $   (1,694,032)  $    846,100
                                           ===========    ==========   ===========   ============   ============


                 See notes to consolidated financial statements.

                       CELEXX CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                 Nine Months    July 10, 1998     July 10, 1998
                                                                    Ended      (Inception) to     (Inception) to
                                                                September 30,   September 30,      December 31,
                                                                    1999            1998              1998
                                                                                (Unaudited)
                                                               --------------   -----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss ................................................$  (1,377,911)   $ (147,062)       $(316,121)
      Adjustments to reconcile net loss to net cash
          used in operations:
              Depreciation ....................................        3,384            --               --
              Amortization ....................................       41,311            --               --
              Common stock issued for services ................      395,000            --               --

      Changes in assets and liabilities net of assets acquired:
          Increase in accounts receivable .....................      (62,220)           --               --
          Increase in deposits and other assets ...............     (208,122)           --               --
          Increase in accounts payable and accrued expenses ...       19,958            --               --

                                                                     189,311            --               --
                                                               --------------   -----------       ----------
NET CASH USED IN OPERATING ACTIVITIES .........................   (1,188,600)     (147,062)        (316,121)
                                                               --------------   -----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash acquired in acquisition ............................        8,251            --               --
      Capital expenditures ....................................      (40,986)           --               --
NET CASH FLOWS USED IN INVESTING ACTIVIES .....................      (32,735)           --               --


CASH FLOWS FROM FINANCING ACTIVITIES:
      Sale of common stock ....................................      890,250            --               --
      Capital contributions ...................................         --         147,062          216,121
      Increase in line of credit ..............................       21,067            --               --
      Borrowings from related parties .........................      348,640            --               --
      (Increase) decrease in due to related parties ...........      (18,401)           --          100,000
                                                               --------------   -----------       ----------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES ...............    1,241,556       147,062          316,121
                                                               --------------   -----------       ----------
NET INCREASE IN CASH ..........................................       20,221            --               --

CASH - beginning of period ....................................         --              --               --
                                                               --------------   -----------       ----------
CASH - end of period ..........................................$      20,221     $      --       $       --
                                                               ==============   ===========       ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

      Cash paid during the year for interest ..................$      14,570     $      --       $       --
                                                               ==============   ===========       ==========
      Noncash investing and financing activities:
          Purchase of subsidiary for a note ...................$     100,000     $      --       $       --
                                                               ==============   ===========       ==========
          Common stock issued for acquisitions ................$     500,000     $      --       $       --
                                                               ==============   ===========       ==========
          Conversion of related party debt to common stock ....$     448,640     $      --       $       --
                                                               ==============   ===========       ==========
          Fair value of assets acquired (accounts receivable,
              property and equipment and customer lists) ......$     209,766     $      --       $       --
                                                               ==============   ===========       ==========
          Liabilities assumed in acquisition (accounts payable
              and line of credit) .............................$     283,417     $      --       $       --
                                                               ==============   ===========       ==========



                 See notes to consolidated financial statements.

                       CELEXX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               JULY 10, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

       (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30,1999)

1.       ORGANIZATION:

         Cobra Technologies International, Inc. ("International"), a Delaware corporation, was formed on July 10, 1998 to acquire select businesses that produce, service, maintain or support the information technologies industry.

         On February 18, 1999, the Company was acquired by Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation, for 4,500,000 shares of Spectrum stock (the "Exchange"). The Exchange was completed pursuant to the Agreement of Merger between International and Spectrum. The Exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of International, pursuant to which International is treated as the continuing entity. Subsequent to the Exchange, with the approval of the Board of Directors, Spectrum changed its name to Cobra Technologies, Inc. On August 3, 1999 Cobra Technologies, Inc. changed its name to CobraTec, Inc. On November 4, 1999 CobraTec, Inc. changed its name to CeleXx Corporation ("CeleXx" or the "Company").

         On February 18, 1999, prior to the merger with Spectrum, the Board of Directors of Spectrum declared a 1:24 reverse stock split which resulted in 713,475 shares outstanding. All periods presented have been retroactively restated to give effect to this reverse stock split.

         Additionally, on February 18, 1999 the Company issued 200,000 shares of its common stock as part of the merger agreement with Spectrum in order to receive a release from an acquisition agreement between Spectrum and Commercial Computer Systems, Inc. These shares have been treated as a cost of the merger with Spectrum.

         The Company completed an offering of its common stock in April 1999 pursuant to the Securities Act of 1933 and Rule 504 of Regulation D. The Company offered shares of common stock at $1.00 per share and received gross proceeds from this offering of $860,250.

         On May 25, 1999 CeleXx acquired through its wholly owned subsidiary, Pineast.com, Inc, all the outstanding shares of Pinnacle East, Inc., a South Carolina Corporation, for 500,000 shares of CeleXx and a $100,000 note payable due in May 2000. Subsequent to the acquisition Pinnacle East, Inc. was dissolved.

         In June 1999  CeleXx  entered  into an  agreement  to acquire  Computer
         Marketplace, Inc., a Massachusetts company engaged in systems engineering, design and maintenance of computer network systems. The consideration to be paid is 1,000,000 shares of the Company's common stock and $1,250,000 at closing and a note payable for $1,250,000 bearing interest at 6% due in two equal annual installments on the anniversary of the closing date. CeleXx intends to close this sale before the end of the first quarter 2000.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries. The accounts of Pinneast.com, Inc. have been included from the date of acquisition May 25, 1999 through September 30, 1999. All material intercompany transactions have been eliminated.

         B. ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         C. CASH AND CASH EQUIVALENTS - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         D. REVENUE RECOGNITION - Revenues are recognized as services are provided.

         E. CONCENTRATION OF RISK - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

         F. INCOME TAXES - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         G. NET LOSS PER SHARE - The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share;" specifying the computation, presentation, and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

         H. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         I. GOODWILL(UNAUDITED) - Goodwill resulting from the acquisition of Pinneast.com, Inc. represents the remaining unamortized value of the excess of the purchase price over the fair value of the net assets of Pinneast.com, Inc. Goodwill is amortized on a straight line basis over a 10 year period.

         J. OTHER INTANGIBLES (UNAUDITED) - Other intangibles resulting from the acquisition of Pinnacle East, Inc. represents customer lists and Pinnacle's trade name. These assets are amortized on a straight line basis over 7 and 10 years, respectively.

         K.       IMPAIRMENT  OF  LONG-LIVED   ASSETS  -  The  Company   reviews
                  long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

         L. INTERIM FINANCIAL STATEMENTS - The consolidated financial statements as of September 30, 1999 and for the nine months then ended are presented as unaudited. In the opinion of management, these financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year or for any other interim period.

         M.       NEW ACCOUNTING STANDARDS

                  In June 1997, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 130 and 131. SFAS No.130
                  establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products, services, geographic areas, and major customers. The Company has adopted these standards for all periods presented.

                  In June 1999 the FASB issued Statement of Financial Accounting Standard No. 133 which establishes standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. Management has adopted these standards for the year ending after December 31, 1999, additionally the Company believes the adoption of this standard will not have a material effect on its financial statements.

3.       RELATED PARTY TRANSACTIONS

         As of December 31, 1998 the Company has a payable of $100,000 due to Edinburgh Consulting, an entity which is wholly owned by a shareholder of the Company. Such payable arose subject to the terms of a consulting agreement between Edinburgh and the Company. Pursuant to such agreement, Edinburgh may convert the payable into shares of the Company's stock upon such shares becoming publically traded. As of September 30, 1999 the shareholders' of Edinburgh had converted all of its outstanding debt into shares of the Company's common stock.

         As of September 30, 1999 CeleXx owes $56,000 in short term borrowings to shareholders of the Company.

         At September 30, 1999 shareholders have short term loans due to the Company of $112,122.

4.       INTANGIBLE ASSETS

         Intangible assets as of September 30, 1999 are as follows:

                                                               September 30,
                               Useful Life                         1999
                         ----------------------         ------------------------
         Goodwill              10 years             $                    97,500
         Customer lists         7 years                                 477,506
         Trade name            10 years                                 330,815
                                                        ------------------------
                                                    $                   905,821
                                                        ========================

5.       LINE OF CREDIT

         As of September 30, 1999 the Company's Pinneast.com, Inc., subsidiary, has $264,707 outstanding on its $300,000 line of credit. Such line expires on November 1, 1999 and bears interest at 8.75% per annum.

6.       STOCKHOLDERS' EQUITY

         During the nine months ended September 30, 1999 a related party, Edinburgh Consulting, converted the $448,640 owed to it for 1,733,333 shares of the Company's common stock. Pursuant to a consulting agreement between CeleXx and Edinburgh Consulting, 1,333,333 of these shares were issued at $0.10 per share or $133,333. The additional 400,000 shares were issued at $0.78 per share or $315,307.

         In November 1998, CeleXx entered into an agreement with an entity partially owned by a Director of the Company for financial consulting services. The Company paid such entity 500,000 shares of its common stock and valued these shares at $0.25 per share and accordingly, has recorded compensation expense of $125,000. In February 1999, the Company entered into an agreement with a financial consultant and issued 300,000 shares of its common stock for cash at $0.10 per share aggregating $30,000 and recorded $270,000 in compensation expense for services provided.

         In 1999 the Company issued 860,250 shares in a private placement at $1.00 per share for total proceeds of $860,250.

7.       EMPLOYMENT AGREEMENTS

         On March 1, 1999 CeleXx entered into three year  employment  agreements
         with  two  of  the  Company's  officers.   Such  employment  agreements
         aggregate $145,000 annually through December 31, 1999 and $270,000 annually through February 28, 2002.

8.       PREFERRED STOCK

         The Company is authorized to issue 1,000,000 shares of preferred stock at .001 par value, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the shareholders.

9.       STOCK OPTION PLAN

         On March 1, 1999 the Board of Directors (the"Board") adopted the CeleXx Corporation 1999 stock option plan. The Board or CeleXx's compensation committee is authorized to issue to eligible persons as defined a maximum amount of 1,000,000 options under such plan. No options have yet to be issued pursuant to the above plan.

10.      INCOME TAXES

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income (loss) before provision for income taxes is as follows:

                                                                     September                 December 31,
                                                                     30, 1999                      1998
                                                                 -------------------       -----------------------
         Taxes benefit computed at statutory rate              $              (551,000)  $                  (107,000)
         Income tax benefit not utilized                                       551,000                       107,000
         Net income tax benefit                                $                     -   $                         -
                                                                 ===================       =======================

         The Company has a net operating loss carryforward for tax purposes totaling approximately $316,000 at December 31, 1998 expiring in the year 2018.

         Listed below are the tax effects of the items related to the Company's net tax liability:

                                                                December 31,
                                                                   1998
                                                            --------------------
         Tax benefit of net operating loss carryforward     $           107,000
         Valuation Allowance                                           (107,000)
         Net deferred tax asset recorded                    $                 -
                                                            ====================

11.      COMMITMENTS AND CONTINGENCIES

         COMMITMENTS:

          In May 1999 CeleXx entered into a five year lease for office space at an annual base rental of $92,500 for the initial year. Such base rental shall increase by 4% each year. The lease is to commence when such premises are available for occupancy. CeleXx is currently leasing temporary office space from the same landlord at $5,300 per month.

         CONTINGENCIES:

         Subsequent to September 30, 1999 the Company settled a litigation in which Spectrum was held in judgement for services rendered on its behalf in 1998. The Company paid $6,500 and issued 150,000 shares of common stock. As of September 30, the Company accrued $86,000 for this matter.

         The Company has been made aware of a $50,000 judgement in 1998 against Spectrum. The Company is contesting such judgment.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pinnacle East, Inc.

         We have audited the accompanying balance sheets of Pinnacle East, Inc. as of December 31, 1998 and 1997 and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle East, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                           /s/Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

New York, New York
July 2, 1999

                              PINNACLE EAST , INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                          May 24, 1999         December 31,
                                                                           ---------    ----------------------
                                                                          (unaudited)      1998         1997
                                                                           ---------    ---------    ---------
CURRENT ASSETS:
     Cash ..............................................................   $   8,251    $    --      $   4,148
     Accounts receivable, net ..........................................     156,839       88,612       31,275
                                                                           ---------    ---------    ---------
TOTAL CURRENT ASSETS ...................................................     165,090       88,612       35,423

FIXED ASSETS, net ......................................................      20,977       25,686       36,215

CUSTOMER LIST ..........................................................      23,299       24,231       26,467

OTHER ..................................................................         400       18,145       12,195
                                                                           ---------    ---------    ---------

                                                                           $ 209,766    $ 156,674    $ 110,300
                                                                           =========    =========    =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable  and accrued expenses ............................      39,777       25,031       10,592
     Line of credit ....................................................     243,640      244,521       81,231
     Note payable ......................................................        --           --          6,608
     Deferred revenue ..................................................        --          6,000         --
                                                                           ---------    ---------    ---------
TOTAL CURRENT LIABILITIES ..............................................     283,417      275,552       98,431
                                                                           ---------    ---------    ---------

STOCKHOLDERS' EQUITY (DEFICIT):
     Common stock, $.01 par value; 100,000 shares issued and outstanding       1,000        1,000        1,000
     Retained earnings (deficit) .......................................     (74,651)    (119,878)      10,869
                                                                           ---------    ---------    ---------
         TOTAL STOCKHOLDERS' EQUITY (DEFICIT) ..........................     (73,651)    (118,878)      11,869
                                                                           ---------    ---------    ---------

                                                                           $ 209,766    $ 156,674    $ 110,300
                                                                           =========    =========    =========

                       See notes to financial statements.

                               PINNACLE EAST, INC.

                            STATEMENTS OF OPERATIONS



                                           January 1, 1999
                                              Through           Years Ended
                                            May 24, 1999        December 31,
                                            (unaudited)   ----------------------
                                                             1998         1997
                                             ---------    ---------    ---------

REVENUE ..................................   $ 452,063    $ 840,423   $ 651,091
                                             ---------    ---------    ---------

OPERATING EXPENSES:
       Salaries and payroll taxes ........     226,221      540,022     389,959
       Professional fees .................      49,232      117,523      42,929
       Interest expense ..................       9,657       23,052       1,732
       Depreciation and amortization .....       7,320       17,475      19,266
       Other .............................     114,406      273,098     284,771
                                             ---------    ---------    ---------
                                               406,836      971,170     738,657
                                             ---------    ---------    ---------

INCOME LOSS BEFORE INCOME TAXES ..........      45,227     (130,747)    (87,566)

PROVISION FOR INCOME TAXES ...............        --           --         3,759
                                             ---------    ---------    ---------

NET INCOME LOSS ..........................      45,227     (130,747)    (91,325)

RETAINED  EARNINGS- beginning of year ....    (119,878)      10,869     102,194
                                             ---------    ---------    ---------

RETAINED  EARNINGS (DEFICIT) - end of year   $ (74,651)   $(119,878)  $  10,869
                                             =========    =========    =========




                       See notes to financial statements.

                               PINNACLE EAST, INC.

                            STATEMENTS OF CASH FLOWS

                                                                        January 1, 1999
                                                                           Through          Years Ended
                                                                         May 24, 1999       December 31,
                                                                                      -----------------------
                                                                         (unaudited)     1998          1997
                                                                         ---------    ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss) ...............................................   $  45,227 $   (130,747) $    (91,325)
                                                                         ---------    ---------     ---------
     Adjustments to reconcile net loss to net cash
         used in operations:
            Depreciation and amortization ............................       7,320       17,475       19,266
     Changes in assets and liabilities:
         (Increase) decrease in accounts receivable ..................     (68,227)     (57,337)      71,965
         Decrease (Increase) in other assets .........................      17,745       (5,950)     (11,495)
         Increase (decrease)  in accounts payable and accrued expenses      14,746       14,439       (5,583)
         Increase (decrease) in deferred revenue .....................      (6,000)       6,000      (11,200)
                                                                         ---------    ---------    ---------
            Total Adjustments ........................................     (34,416)     (25,373)      62,953
                                                                         ---------    ---------    ---------
NET CASH USED IN OPERATIONS ..........................................      10,811     (156,120)     (28,372)
                                                                         ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures ............................................      (1,679)      (4,710)     (20,268)
                                                                         ---------    ---------    ---------
CASH  USED IN INVESTING ACTIVITIES ...................................      (1,679)      (4,710)     (20,268)
                                                                         ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowing (repayment) of loans ..................................        --         (6,608)       6,608
     (Decrease) increase in line of credit ...........................        (881)     163,290       43,188
                                                                         ---------    ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES ............................        (881)     156,682       49,796
                                                                         ---------    ---------    ---------
NET (DECREASE) INCREASE IN CASH ......................................       8,251       (4,148)       1,156

CASH - beginning of year .............................................        --          4,148        2,992
                                                                         ---------    ---------    ---------
CASH  - end of year ..................................................   $   8,251    $    --      $   4,148
                                                                         =========    =========    =========
SUPPLEMENTAL DISCLOSURES
     Cash paid for interest ..........................................   $   9,657    $  23,052    $   1,732
                                                                         =========    =========    =========
     Cash paid for taxes .............................................   $    --      $    --      $   3,759
                                                                         =========    =========    =========






                       See notes to financial statements.

                               PINNACLE EAST, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

1.       ORGANIZATION

                  Pinnacle East, Inc.(the "Company") is located in Columbia, South Carolina. The Company was organized in 1994 and is engaged in the development of multimedia programs for industry and government.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         B. DEFERRED REVENUE - Deferred revenue arises from the proration of service contracts sold by the Company, which is usually less than one year.

         C. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using straight line methods over the estimated useful lives of the assets.

         D. INCOME TAXES - The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

         E. FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value on the short-term maturity of these instruments.

         F. CARRYING VALUE OF LONG LIVED ASSETS - The Company reviews the carrying value of the long-lived assets to determine if facts and circumstances exist which would suggest that the assets may be impaired or that the amortization period needs to be modified. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the tangible assets to their fair value. Based on the Company's review as of December 31, 1998 and 1997, no impairment of long-lived assets was evident.

3.       FIXED ASSETS

                  The Company's fixed assets are as follows:

                                                      December 31,
                                        ----------------------------------------
                                              1998                    1997
                                        ---------------        -----------------
         Office equipment               $        86,677     $             81,967
         Automobiles                             10,329                   10,329
                                        ---------------        -----------------
                                                97,006                   92,296
         Less accumulated depreciation          71,320                   56,081
                                        $       25,686     $             36,215
                                        ===============        =================

4.       CUSTOMER LISTS

                  The Company bought the assets of an existing company at inception in 1994. An intangible asset was recognized at the time, due to a customer list which would provide a future customer base for the company. The asset is being amortized over a 15 year life.

5.       LINE OF CREDIT

                  The Company has a line of credit expiring November 1, 1999 in the amount of $300,000, which is used for operating capital. Such line bears interest 8.75% per annum.

                  The amounts outstanding under the line of credit are secured by personal assets of the stockholders.

6.       LEASE  COMMITMENTS  - The Company  leases  building  space in Columbia,
         South Carolina under a three year lease. The leases require minimum annual payments of $24,672. Total rent expenses for the years ended December 31, 1998 and 1997 were $34,623 and $31,951, respectively.

         The minimum rental commitments as of December 31, 1998 for all noncancellable operating leases with initial or remaining terms in excess of one year are as follows:

          Year Ending December 31,                        Amount
         -----------------------------------  ----- ------------------
         1999                                  $                 24,672
         2000                                                    24,672


7.       MAJOR CUSTOMERS

                  Sales to one of the Company's customers approximated 49% of sales for the year ended December 31, 1998. Accounts receivable from such customer was $47,960 at December 31, 1998. For the year ended December 31, 1997 sales to another customer was approximately 54% of sales. Accounts receivables from such customer was $15,000 at December 31, 1997.

                           COMPUTER MARKETPLACE, INC.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Computer Marketplace, Inc.
Tewksbury, Massachusetts

         We have audited the accompanying balance sheets of Computer Marketplace, Inc. as of February 28, 1999 and 1998 and the related statements of income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Marketplace, Inc. as of February 28, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                           /s/Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

New York, New York
May 4, 1999

                           COMPUTER MARKETPLACE , INC.

                                 BALANCE SHEETS

                                     ASSETS


                                                                                         February 28,
                                                                   September 30,  --------------------------
                                                                       1999           1999          1998
                                                                   -----------    -----------    -----------
CURRENT ASSETS:                                                    (unaudited)
     Cash ......................................................   $   106,891    $   400,974    $   258,816
     Accounts receivable, net of allowance for doubtful accounts
         of $5,000 for all periods presented ...................     2,742,945      2,293,585      1,287,805
     Inventory .................................................       947,920        524,476        632,139
     Other current assets ......................................        34,107           --             --
                                                                   -----------    -----------    -----------
TOTAL CURRENT ASSETS ...........................................     3,831,863      3,219,035      2,178,760

FIXED ASSETS, net ..............................................        46,398         32,348         18,455

DEPOSITS .......................................................         9,663         14,326            500
                                                                   -----------    -----------    -----------

                                                                   $ 3,887,924    $ 3,265,709    $ 2,197,715
                                                                   ===========    ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable ..........................................   $ 2,182,419    $   353,548    $   190,907
     Accrued expenses ..........................................       169,199        110,625         53,969
     Line of credit ............................................          --        1,177,443        969,884
     Officer loans .............................................          --             --           24,227
     Income taxes payable ......................................          --          230,500        128,347
     Deferred revenue ..........................................          --          108,619         88,645
                                                                   -----------    -----------    -----------
TOTAL CURRENT LIABILITIES ......................................     2,351,618      1,980,735      1,455,979
                                                                   -----------    -----------    -----------

STOCKHOLDERS' EQUITY:
     Common stock; no par, 15,000 shares authorized
         9,250 shares issued and outstanding ...................        56,000         56,000         56,000
     Additional paid-in capital ................................        62,505         62,505         62,505
     Retained earnings .........................................     1,457,801      1,206,469        663,231
     Less treasury stock at cost: 5,000 shares .................       (40,000)       (40,000)       (40,000)
                                                                   -----------    -----------    -----------
         TOTAL STOCKHOLDERS' EQUITY ............................     1,536,306      1,284,974        741,736
                                                                   -----------    -----------    -----------

                                                                   $ 3,887,924    $ 3,265,709    $ 2,197,715
                                                                   ===========    ===========    ===========





                       See notes to financial statements.

                           COMPUTER MARKETPLACE, INC.

                            STATEMENTS OF OPERATIONS

                                                     Seven Months Ended                Years Ended
                                                        September 30,                  February 28,
                                              ----------------------------    ----------------------------
                                                   1999           1998            1999            1998
                                              ------------    ------------    ------------    ------------
                                              (unaudited)      (unaudited)
NET SALES .................................   $  8,950,218       9,040,660    $ 16,733,839    $ 10,179,987

COST OF SALES .............................      7,199,561       7,099,847      13,384,687       8,238,728
                                              ------------    ------------    ------------    ------------

       GROSS PROFIT .......................      1,750,657       1,940,813       3,349,152       1,941,259

OPERATING EXPENSES ........................      1,316,888       1,121,372       2,403,542       1,543,909
                                              ------------    ------------    ------------    ------------

INCOME FROM OPERATIONS ....................        433,769         819,441         945,610         397,350

OTHER (INCOME) EXPENSES:
       Interest expense ...................         16,678          19,418          29,236          27,235
       Interest income ....................         (1,796)           (729)         (4,666)           (440)
       (Gain) Loss on sale of motor vehicle           --              --              (700)            721
                                              ------------    ------------    ------------    ------------
                                                    14,882          18,689          23,870          27,516
                                              ------------    ------------    ------------    ------------

INCOME BEFORE INCOME TAXES ................        418,887         800,752         921,740         369,834

PROVISION FOR INCOME TAXES ................        167,555         321,393         378,502         145,131
                                              ------------    ------------    ------------    ------------

NET INCOME ................................        251,332         479,359         543,238         224,703

RETAINED  EARNINGS- beginning of year .....      1,206,469         663,231         663,231         438,528
                                              ------------    ------------    ------------    ------------

RETAINED  EARNINGS- end of period .........   $  1,457,801       1,142,590    $  1,206,469    $    663,231
                                              ============    ============    ============    ============








                       See notes to financial statements.

                           COMPUTER MARKETPLACE, INC.

                            STATEMENTS OF CASH FLOWS

                                                           Seven Months Ended                Years Ended
                                                              September 30,                  February 28,
                                                       --------------------------    --------------------------
                                                           1999          1998            1999           1998
                                                       -----------    -----------    -----------    -----------
                                                       (unaudited)   (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ....................................   $   251,332        479,359    $   543,238    $   224,703
                                                       -----------    -----------    -----------    -----------
     Adjustments to reconcile net income to net cash
         used in operations:
            (Gain) Loss on sale of motor vehicle ...          --             --             (700)           721
            Depreciation ...........................         2,950          2,730          5,056         18,731
     Changes in assets and liabilities:
         Increase in accounts receivable ...........      (449,360)      (665,948)    (1,005,780)      (256,511)
         Decrease (increase) in inventories ........      (423,444)       114,634        107,663       (365,588)
         Increase in other current assets ..........       (34,107)          --             --             --
         Decrease in prepaid income taxes ..........          --             --             --           17,358
         Decrease in prepaid payroll taxes .........          --             --             --              185
         (Increase) decrease in deposits ...........         4,663            500        (13,826)         1,307
         Increase (decrease)  in accounts payable ..     1,828,871      1,007,177           --         (111,457)
         Increase in accrued expenses ..............        58,574        278,226         56,656         29,713
         (Decrease) increase in income taxes payable      (230,500)       193,046        102,153        128,347
         (Decrease) increase in deferred revenue ...      (108,619)       (74,995)        19,974         65,732
                                                       -----------    -----------    -----------    -----------
            Total Adjustments ......................       649,028        855,370       (728,804)      (471,462)
                                                       -----------    -----------    -----------    -----------

NET CASH USED IN OPERATIONS ........................       900,360      1,334,729       (185,566)      (246,759)
                                                       -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures ..........................       (17,000)        (8,804)       (19,900)       (14,214)
     Proceeds from sale of motor vehicle ...........          --             --            1,651            200
                                                       -----------    -----------    -----------    -----------
NET 'CASH  USED IN INVESTING ACTIVITIES ............       (17,000)        (8,804)       (18,249)       (14,014)
                                                       -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Officer loans (repaid) borrowed ...............          --          (24,227)       (24,227)        17,287
     (Decrease) increase in line of credit .........    (1,177,443)      (969,884)       207,559        394,547
                                                       -----------    -----------    -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..........    (1,177,443)      (994,111)       183,332        411,834
                                                       -----------    -----------    -----------    -----------

NET (DECREASE) INCREASE IN CASH ....................      (294,083)       331,814        (20,483)       151,061

CASH - beginning of year ...........................       238,333        258,816        258,816        107,755
                                                       -----------    -----------    -----------    -----------

CASH  - end of period ..............................   $   (55,750)       590,630    $   238,333    $   258,816
                                                       ===========    ===========    ===========    ===========


SUPPLEMENTAL DISCLOSURES
     Cash paid for interest ........................   $    16,978         19,418    $    29,236    $    27,235
                                                       ===========    ===========    ===========    ===========

     Cash paid for taxes ...........................   $      --             --      $   276,349    $    16,784
                                                       ===========    ===========    ===========    ===========








                       See notes to financial statements.
                                      F-22

                            COMPUTER MARKETPLACE, INC

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED FEBRUARY 28, 1999 AND 1998

1.       ORGANIZATION

               Computer   Marketplace,   Inc.  (the  "Company")  is  located  in
         Tewksbury, Massachusetts. The Company was organized in 1984 and is engaged in the sale and service of computer equipment and peripherals through wholesale and retail channels.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         B. DEFERRED REVENUE - Deferred revenue arises from the proration of service contracts sold by the Company which may vary in length from six to twelve months.

         C. INVENTORIES - Inventories are stated at the lower of cost or market calculated on the first-in, first-out method, or market.

         D. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

         E. INCOME TAXES - The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

         F. FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value on the short-term maturity of these instruments.

         G. CARRYING VALUE OF LONG LIVED ASSETS - The Company reviews the carrying value of the long-lived assets to determine if facts and circumstances exist which would suggest that the assets may be impaired or that the amortization period needs to be modified. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the tangible assets to their fair value. Based on the Company's review as of February 28, 1999, no impairment of long-lived assets was evident.

         H. INTERIM FINANCIAL STATEMENTS - The financial statements as of September 30, 1999 and for the nine months then ended are presented as unaudited. In the opinion of management, these financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year or for any other interim period.

3.       FIXED ASSETS

                  The Company's fixed assets are as follows:

                                                       February 28,
                                        ----------------------------------------
                                              1999                    1998
                                        ---------------        -----------------
         Furniture and fixtures         $        9,215         $          7,615
         Equipment                             138,756                  138,756
         Leasehold improvements                 28,263                   17,363
         Motor Vehicles                         29,695                   30,595
                                        ---------------        -----------------
                                               205,929                  194,329
         Less accumulated depreciation         173,581                  175,874
                                        $       32,348         $         18,455
                                        ===============        =================

4.       LINE OF CREDIT

                  The Company has a line of credit in the amount of $3,000,000, which is used to purchase merchandise for resale. Interest accrues at 1% above the prime interest rate from days 41-60.

                  The amounts outstanding under the line of credit are secured by accounts receivable and inventory equal to 125 percent of the outstanding balance.

5.       RELATED PARTY TRANSACTIONS

         A. OFFICER LOANS - The Company had an outstanding unsecured loan in 1998 due to an officer with interest charged at an annual rate of 10.5%. The outstanding balance as of February 28, 1998 was $24,227. The Company repaid the remaining balance in June 1998. Interest expense totaled $2,151 for the year ended February 28, 1998.

         B. LEASE COMMITMENT - The Company leases building space in Tewksbury, Massachusetts from a related party, under a five year lease. The leases require minimum annual payments of $72,000 plus maintenance and operating costs over the lease term. Total rent expenses

         (including common area maintenance) for the years ended February 28, 1999 and 1998 were $85,628 and $79,412, respectively.

         The minimum rental commitments as of February 28, 1999 for all noncancelable operating leases with initial or remaining terms in excess of one year are as follows:

          Year Ending February 28,                        Amount
         -----------------------------------  ----- ------------------
         2000                                  $                 72,000
         2001                                                    72,000
         2002                                                    72,000
         2003                                                    24,000

6.       PROFIT SHARING PLAN

                  The Company maintains a IRC Section 401(k) plan covering employees who meet minimum eligibility requirements. The Company made a voluntary contribution to the Plan of $66,652 and 16,494 for the years ended February 28, 1999 and 1998, respectively.

7.       CONCENTRATION OF CREDIT RISK

         A. The Company maintains cash balances at several financial institutions located in Massachusetts. Accounts at each institution are insured by Federal Deposit Insurance Corporation up to $100,000. At February 28, 1999 and 1998, the Company's unsecured cash balances were $63,416 and $119,588, respectively.

         B. Concentration of credit risk with respect to trade receivables are limited due to the large number of customers compromising the Company's customer base and their dispersion across different industries and geographic locations. As of February 28, 1999 and 1998, the Company had no significant concentration of credit risk.

8.       INCOME TAXES

                  The provision for income taxes is as follows:

                                                          February 28,
                                              ----------------------------------
                                                   1999                1998
                                              --------------      --------------
         Federal income taxes           $           288,000    $        113,000
         State income taxes                          90,502              32,131
                                              --------------      --------------
              Total income taxes        $           378,502    $        145,131
                                              ==============      ==============

9.       MAJOR CUSTOMERS

                  Sales to two of the Company's customers approximated 27% of sales for the year ended February 28, 1999. For the year ended February 28, 1998 sales to one such customer was approximately 12% of sales. Accounts receivables from these two customers was approximately $560,000 at February 28, 1999.

                       CELEXX CORPORATION AND SUBSIDIARIES

                          UNAUDITED PRO-FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

         On May 25, 1999 CeleXx Corporation. (formerly "Cobra Technologies, Inc."), ( "CeleXx") signed a merger agreement and took effective control of Pinnacle East, Inc. ("Pinneast"). Cobra has also signed an agreement for the acquisition of Computer MarketPlace ("CMI").

         The following unaudited pro-forma condensed consolidated balance sheet presents the pro-forma financial position of Cobra at September 30, 1999, as if the acquisition of Computer MarketPlace, Inc.(" CMI ") had been made as of September 30, 1999.

         The unaudited pro-forma condensed consolidated statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 reflect the combined results of CeleXx, Pinneast and CMI as if the acquisitions had occurred on January 1, 1998.

         The unaudited pro-forma condensed consolidated statements of operations do not necessarily represent actual results that would have been achieved had the companies been together from January 1, 1998, nor may they be indicative of future operations. These unaudited pro-forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the respective companies.

                                CELEXX CORPORATION AND SUBSIDIARIES

                           UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET


                                                                       September 30,                 Proforma
                                                                           1999          CMI       Adjustments     As Adjusted
                                     ASSETS                            ------------  ------------ -------------- ---------------

CURRENT ASSETS:
      Cash .........................................................   $    20,221    $   106,891 $    1,250,000 $    1,377,112
      Accounts receivable ..........................................       257,675      2,742,945           --        3,000,620
      Income tax refunds receivable ................................          --          201,662           --          201,662
      Inventory ....................................................          --          947,920           --          947,920
      Loans receivable - related party .............................       112,122           --             --          112,122
                                                                       ------------  ------------ -------------- ---------------
TOTAL CURRENT ASSETS ...............................................       390,018      3,999,418      1,250,000      5,639,436
                                                                       ------------  ------------ -------------- ---------------
FURNITURE AND EQUIPMENT, net .......................................        58,579         46,398           --          104,977

GOODWILL ...........................................................        97,500           --             --           97,500

OTHER INTANGIBLES, net .............................................       808,321           --        1,796,140      2,604,461

DEPOSITS AND OTHER ASSETS ..........................................       131,753          9,663           --          141,416
                                                                       ------------  ------------ -------------- ---------------
                                                                       $ 1,486,171 $    4,055,479 $    3,046,140 $    8,587,790
                                                                       ------------  ------------ -------------- ---------------
                               LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
      Accounts payable and accrued expenses ........................   $   219,364    $ 2,519,173 $          - $      2,738,537
      Note payable .................................................       100,000           --             --          100,000
      Line of credit ...............................................       264,707           --             --          264,707
                                                                       ------------  ------------ -------------- ---------------
TOTAL CURRENT LIABILITIES ..........................................       584,071      2,519,173           --        3,103,244
                                                                       ------------  ------------  -------------- ---------------
NOTES PAYABLE ......................................................        56,000           --        1,250,000      1,306,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIT) EQUITY:
      Preferred stock,   ...........................................          --             --        2,500,000      2,500,000
      Treasury stock at cost; 5,000 shares .........................          --          (40,000)          --          (40,000)
      Common stock, $.001 par value, 20,000,000 shares
          authorized; 9,307,058 shares issued and outstanding ......         9,306         56,000        (55,000)        10,306
      Additional paid-in capital ...................................     2,530,826         62,505        936,495      3,529,826
      Deficit ......................................................    (1,694,032)     1,457,801     (1,585,355)    (1,821,586)
                                                                       ------------  ------------ -------------- ---------------
             TOTAL STOCKHOLDERS' EQUITY ............................       846,100      1,536,306      1,796,140      4,178,546
                                                                       ------------  ------------ -------------- ---------------
                                                                       $ 1,486,171    $ 4,055,479    $ 3,046,140    $ 8,587,790
                                                                       ============  ============ ============== ===============

                   See notes to proforma financial statements

           CELEXX CORPORATION AND SUBSIDIARIES

              UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

          NINE MONTHS ENDED SEPTEMBER 30, 1999


                                       Celexx          Pinneast          CMI
                                  Nine Months       January 1,       Nine Months
                              Ended September 30,   to May 24,    Ended September 30,      Proforma Adjustments
                                     1999             1999               1999               Debit          Credit    As Adjusted
                                --------------    ------------    ------------------      ----------   -----------  --------------
REVENUE ......................  $    605,516      $    452,063    $     11,741,765         $     --    $        -- $    12,799,344

COST OF SALES ................       251,271           188,393           9,430,342               --             --       9,870,006
                                --------------    ------------    ------------------      ----------   -----------  --------------
GROSS PROFIT .................       354,245           263,670           2,311,423               --             --       2,929,338

OPERATING EXPENSES ...........     1,717,586           218,446           1,717,478 (1)       220,471            --       3,873,981
                                --------------    ------------    ------------------      ----------   -----------  --------------
OPERATING INCOME (LOSS) ......    (1,363,341)           45,224             593,945          (220,471)           --        (944,643)

INTEREST EXPENSE .............        14,570               --               21,551 (2)        56,250            --          92,371
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) BEFORE TAXES    (1,377,911)          45,224              572,394          (276,721)           --      (1,037,014)

BENEFIT (PROVISION) FOR TAXES           --            (18,090)            (230,638)          248,728            --
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) ............    (1,377,911)          27,134              341,756           (27,993)           --      (1,037,014)

CUMULATIVE PREFERRED
    STOCK DIVIDEND ...........          --                 --                   -- (4)        67,500        67,500
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) TO COMMON
     SHAREHOLDERS ............  $ (1,377,911)$         27,134     $        341,756         $ (95,493)   $       -- $    (1,104,514)
                                ==============    ============    ==================      ==========   ===========  ==============
LOSS PER COMMON SHARE ........  $      (0.18)                                                                      $         (0.13)
                                ==============                                                                      ==============
WEIGHTED AVERAGE COMMON
      SHARES OUTSTANDING .....     7,841,817                                                                            7,841,817
                                ==============                                                                      ==============





       See notes to proforma financial statements.
                          F-29

             CELEXX CORPORATION AND SUBSIDIARIES

UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                YEAR ENDED DECEMBER 31, 1998


                                   Celexx         Pinneast             CMI
                                 Year Ended       Year Ended        Year Ended
                                 December 31,     December 31,      February 28,           Proforma Adjustments
                                     1998             1998             1999                 Debit        Credit      As Adjusted
                                --------------    ------------    ------------------      ----------   -----------  --------------
REVENUE ......................$            --   $      840,423   $       16,733,839    $          --   $        --  $   17,574,262

COST OF SALES ................             --               --           13,384,687               --            --      13,384,687
                                --------------    ------------    ------------------      ----------   -----------  --------------
GROSS PROFIT .................             --          840,423            3,349,152               --            --       4,189,575

OPERATING EXPENSES ...........        316,121          971,170            2,427,412 (1)       293,961           --       4,008,664
                                --------------    ------------    ------------------      ----------   -----------  --------------
OPERATING INCOME (LOSS) ......       (316,121)        (130,747)             921,740          (293,961)          --         180,911

INTEREST EXPENSE .............             --               --                   -- (2)        75,000           --          75,000
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) BEFORE TAXES       (316,121)        (130,747)             921,740          (368,961)          --         105,911

BENEFIT (PROVISION) FOR TAXES              --               --             (378,502)          378,502                           --
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) ............       (316,121)        (130,747)             543,238             9,541           --         105,911

CUMULATIVE PREFERRED
    STOCK DIVIDEND ...........             --               --                   -- (4)        90,000                       90,000
                                --------------    ------------    ------------------      ----------   -----------  --------------
NET INCOME (LOSS) TO COMMON
    SHAREHOLDERS .............$      (316,121)  $     (130,747)    $        543,238    $      (80,459) $       --   $       15,911
                                ==============    ============    ==================      ==========   ===========  ==============
NET INCOME (LOSS) PER SHARE TO
    COMMON SHAREHOLDERS ......$         (0.06)                                                                      $         0.00
                                ==============                                                                      ==============
WEIGHTED AVERAGE COMMON
      SHARES OUTSTANDING .....      5,413,475                                                                            5,413,475
                                ==============                                                                      ==============

         See notes to proforma financial statements.
                            F-30

                          CELEXX, INC. AND SUBSIDIARIES
                           COMPUTER MARKETPLACE, INC.

                     NOTES TO UNAUDITED PRO-FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

          PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

                  CeleXx signed a merger agreement with Pinneast on May 25, 1999 and closed on such transaction on September 7, 1999. For accounting purposes, the acquisition was effected on May 25, 1999, the date CeleXx assumed effective control of Pinneast. The accompanying statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 include the results of operations of Pinneast as if Pinneast was acquired on January 1, 1998. CeleXx also has entered into an agreement, that management is of the opinion is probable of closing, for the acquisition of the stock of CMI. The accompanying pro-forma balance sheet reflects the combined balance sheet of CeleXx, Pinneast and CMI as if the acquisition of CMI had occurred on September 30, 1999. The accompanying statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 include the results of operations of CMI as if such acquisition had occurred on January 1, 1998. The financial statements for Computer MarketPlace, Inc. have been audited for the years ended February 28, 1999 and 1998. For purposes of the accompanying pro-forma unaudited condensed consolidated statements of operations for the year ended December 31, 1998, the results of operations for the year ended February 28, 1999 are assumed to approximate the twelve months ended December 31, 1998. The proforma statements of operations of CMI for the nine months ended September 30, 1999 and the year ended February 28, 1999 both include the two months period ended February 28, 1999. Revenue and net income for such period is $2,791,547 and $90,424, respectively.

A. The following unaudited pro-forma acquisition adjustment is included in the accompanying unaudited pro-forma condensed consolidated balance sheet at September 30, 1999:

B.

         (1) To record the acquisition of the stock of CMI by CeleXx for $1,250,000 in cash and a $1,250,000 note payable issued to the seller bearing interest at 6 % per annum, and 1,000,0000 shares of CeleXx stock which has been valued at $1 per share at September 30, 1999. To record $3,000,000 in preferred stock issued to an unrelated third party, which pays cumulative at 3% per annum, net of $500,000 in offering costs.

C. The following pro-forma adjustments is included in the accompanying unaudited pro-forma condensed consolidated statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999:

         (1) To record amortization expense of goodwill and other intangibles, which include customer lists, trade name and covenant not to compete over their expected useful lives as follows which range from 7 to 10 years.

         (2) To record interest expense on the debt incurred to finance the acquisition of CMI.

         (3) To record consolidated provision (benefit) for income taxes.

         (4) To record cumulative preferred dividends.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBITS DESCRIPTION OF DOCUMENT

2.1 Plan of Reorganization and Agreement of Merger, dated July __, 1999, by and between Computer Marketplace, Inc., David Burke, Sr., Betty Des Meules, Cobra Technologies, Inc. and CMI Acquisition Corp.(1)

3.1              By-Laws(1)

3.2              Articles of Incorporation(1)

3.3              Articles of Amendment of Articles of Incorporation(1)

4.1              Stock Option Plan(1)

10.1 Lease Agreement dated May 11, 1999, between Sawgrass Realty Holdings, Inc. and Celexx Corporation (f/k/a Cobra Technologies, Inc.)(1)

10.2             Employment Agreement Lionel Forde(1)

10.3             Employment Agreement Doug Forde(1)

10.4 Merger Agreement by and between Pinneast.com, Inc. and Celexx Corporation, dated May 25, 1999 (1)

21.1             Subsidiaries of the Company(1)

27.1             Financial Data Schedule(1)

27.2             Financial Data Schedule(1)

27.3             Financial Data Schedule(1)

27.4             Financial Data Schedule(1)

27.5             Financial Data Schedule(1)

27.6             Financial Data Schedule(included herewith)
-------------------
(1) Incorporated by reference to the exhibit of the same number filed with the Company=s Registration Statement on Form 10-SB, File No. 000-27535.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, Celexx Corporation caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CELEXX, INC.

DATE: FEBRUARY 1, 2000                    BY: /S/DOUG FORDE
                                          ------------------------------------
                                                 Doug Forde, President and
                                                 Chief Executive Officer

DATE: FEBRUARY 1, 2000                    BY: /S/ JOHN W. STRAATSMA
                                          ------------------------------------
                                                   John W. Straatsma, Secretary